FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Enersis Américas S.A. (the “Company”) is incorporating by reference the information and exhibit set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-214079) filed on October 12, 2016.

Other Events

In connection with the Company’s offering of US$600,000,000 of its 4.000% Notes due 2026, the Company is filing the Underwriting Agreement dated October 20, 2016 by and between the Company and BBVA Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. as representatives of the several Underwriters named therein, as Exhibit 1.1 to this Report on Form 6-K.

Exhibit

1.1	Underwriting Agreement dated October 20, 2016 by and between the Company and BBVA Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc., as representatives of the several Underwriters named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By:	/s/ Javier Galán
Name: Javier Galán Title: Chief Financial Officer

Dated: October 21, 2016

EXHIBIT INDEX

Exhibit 1.1	Underwriting Agreement dated October 20, 2016 by and between the Company and BBVA Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc., as representatives of the several Underwriters named therein.